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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       FIRST CENTRAL FINANCIAL CORPORATION
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)

                                   318908 10 0
                  --------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).










*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUISP NO.:  318908  10  0                 13G                        Page 2 of 9
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1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Simon Commercial Corporation                11-2474664
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2.       Check The Appropriate Box If A Member Of A Group*
                                                                        (a)  [ ]
                  N/A                                                   (b)  [ ]
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3.       SEC Use Only


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4.       Citizenship Or Place Of Organization

                  New York
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Number of Shares Beneficially
Owned by Each Reporting Person With

         5.       Sole Voting Power

                                    934,382
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         6.       Shared Voting Power

                                     -0-
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         7.       Sole Dispositive Power

                                    934,382
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         8.       Shared Dispositive Power

                                     -0-
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 9.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    934,382
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10.      Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*

                  N/A                                                        [ ]
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11.      Percent Of Class Represented By Amount In Row 9

                                    14.2%
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12.      Type Of Reporting Person*

                                    CO
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CUISP NO.:  318908  10  0                 13G                        Page 3 of 9
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1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Martin J. Simon

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2.       Check The Appropriate Box If A Member Of A Group*
                                                                        (a)  [ ]
                  N/A                                                   (b)  [ ]
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3.       SEC Use Only


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4.       Citizenship Or Place Of Organization

                  United States
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Number of Shares Beneficially
Owned by Each Reporting Person With

         5.       Sole Voting Power

                                    1,212,479.17
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         6.       Shared Voting Power

                                     -0-
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         7.       Sole Dispositive Power

                                    1,212,479.17
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         8.       Shared Dispositive Power

                                     -0-
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 9.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    1,212,479.17
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10.      Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*
                  N/A                                                        [ ]
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11.      Percent Of Class Represented By Amount In Row 9

                                    18.4%
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12.      Type Of Reporting Person*

                                    IN
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CUISP NO.:  318908  10  0                 13G                        Page 4 of 9
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Item 1(a).          Name of Issuer:
                           First Central Financial Corporation

Item 1(b).          Address of Issuer's Principal Executive Office:
                           266 Merrick Road
                           Lynbrook, New York 11563

Item 2(a).          Name of Person Filing:
                           Simon Commercial Corporation

Item 2(b).          Address of Principal Business Office:
                           266 Merrick Road
                           Lynbrook, New York 11563

Item 2(c).          Citizenship:
                           New York

Item 2(d).          Title of Class of Securities:
                           Common Stock, $.10 par value per share.

Item 2(e).          CUSIP Number:
                           318908 10 0

Item 3.             Not Applicable.

Item 4.             Ownership.

                    (a)    Amount beneficially owned:  934,382
                    (b)    Percent of Class: 14.2%
                    (c)    Number of shares as to which such person has:
                           (i)      sole power to vote or to direct the
                                    vote:  934,382
                           (ii)     shared power to vote or to direct the
                                    vote:  -0-
                           (iii) sole power to dispose of or to direct the disposition of: 934,382
                           (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not Applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable.



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CUISP NO.:  318908  10  0                 13G                        Page 5 of 9
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Item 8.             Identification and Classification of Members of the Group.

                    Not Applicable.

Item 9.             Notice of Dissolution of Group.

                    Not Applicable.

Item 10.            Certification.

                    Not Applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  February 9, 1996

                                                    SIMON COMMERCIAL CORPORATION



                                                    By: /s/ Martin J. Simon
                                                       ------------------------
                                                        Name:  Martin J. Simon
                                                        Title:   President



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CUISP NO.:  318908  10  0                 13G                        Page 6 of 9
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Item 1(a).          Name of Issuer:
                           First Central Financial Corporation

Item 1(b).          Address of Issuer's Principal Executive Office:
                           266 Merrick Road
                           Lynbrook, New York 11563

Item 2(a).          Name of Person Filing:
                           Martin J. Simon

Item 2(b).          Address of Principal Business Office:
                           266 Merrick Road
                           Lynbrook, New York 11563

Item 2(c).          Citizenship:
                           New York

Item 2(d).          Title of Class of Securities:
                           Common Stock, $.10 par value per share.

Item 2(e).          CUSIP Number:
                           318908 10 0

Item 3.             Not Applicable.

Item 4.             Ownership.

                    (a)    Amount beneficially owned:  1,212,479.17
                    (b)    Percent of Class:  18.4%
                    (c)    Number of shares as to which such person has:
                           (i)   sole power to vote or to direct the
                                 vote:  1,212,479.17
                           (ii)  shared power to vote or to direct the
                                 vote:  -0-
                           (iii) sole power to dispose of or to direct the
                                 disposition of: 1,212,479.17
                           (iv) shared power to dispose or to direct the disposition of: -0-

                    Includes 934,382 shares owned by Simon Commercial Corporation, 39,799.14 shares owned by Simon General Agency, Inc., 26,100 shares owned by Simon Agency International, Ltd. and 14,571.685 shares owned by Simon Life Agency, Inc. which are beneficially owned by Mr. Simon. Also includes 25,000 shares issuable upon exercise of currently exercisable stock options.

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not Applicable.


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CUISP NO.:  318908  10  0                 13G                        Page 7 of 9
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Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable.

Item 8.             Identification and Classification of Members of the Group.

                    Not Applicable.

Item 9.             Notice of Dissolution of Group.

                    Not Applicable.

Item 10.            Certification.

                    Not Applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  February 9, 1996




                                                 /s/ Martin J. Simon
                                                 -------------------
                                                    Martin J. Simon




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CUISP NO.:  318908  10  0                 13G                        Page 8 of 9
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                                  EXHIBIT INDEX


 Exhibit                                                                  Seq.
 Letter                        Description                              Page No.
 ------                        -----------                              --------
   A                  Agreement Regarding Joint Filing of                  9
                      Statement on Schedule 13G



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